Exhibit 99.1

ENTERA BIO LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF SEPTEMBER 30, 2018

ENTERA BIO LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF SEPTEMBER  30, 2018

ENTERA BIO LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

	September 30	December 31
	2018	2017
	U.S. dollars in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	13,858	11,746
Other current assets	398	671
TOTAL CURRENT ASSETS	14,256	12,417
NON-CURRENT ASSETS:
Property and equipment	238	207
Intangible assets	654	654
TOTAL NON-CURRENT ASSETS	892	861
TOTAL ASSETS	15,148	13,278
Liabilities and shareholders' equity (net of capital deficiency)
CURRENT LIABILITIES:
Accounts payable:
Trade	403	596
Other	1,041	1,424
TOTAL CURRENT LIABILITIES	1,444	2,020
NON-CURRENT LIABILITIES:
Convertible loan	-	3,893
Preferred shares	-	33,455
Warrants to purchase preferred shares and shares	1,176	5,398
Severance pay obligations, net	67	70
TOTAL NON-CURRENT LIABILITIES	1,243	42,816
TOTAL LIABILITIES	2,687	44,836
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY):
Ordinary Shares, NIS 0.0000769 par value:
Authorized - as of September 30, 2018 and December 31, 2017, 140,010,000 shares; issued outstanding:
as of September 30, 2018 and December 31, 2017-11,428,320
and 4,490,720 shares, respectively	*	*
Accumulated other comprehensive income	41	41
Other reserves	13,128	7,361
Additional paid in capital	48,764	2,853
Accumulated deficit	(49,472)	(41,813)
TOTAL SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY)	12,461	(31,558)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (NET OF CAPITAL DEFICIENCY)	15,148	13,278

* Represents an amount less than one thousand US dollars.

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENTERA BIO LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(UNAUDITED)

	Nine months ended		Three months ended
	September 30		September 30
	2018	2017	2018	2017
	U.S. dollars in thousands
RESEARCH AND DEVELOPMENT EXPENSES	6,464	1,686	1,806	406
GENERAL AND ADMINISTRATIVE EXPENSES	1,914	5,267	1,060	2,373
OPERATING LOSS	8,378	6,953	2,866	2,779
FINANCIAL EXPENSES (INCOME):
Expenses (income) from change in fair value of financial liabilities at fair value	(719)	403	2,177	882
Other financial expenses (income) , net	-	66	23	(5)
FINANCIAL EXPENSES (INCOME), net	(719)	469	2,200	877
NET COMPREHENSIVE LOSS FOR THE PERIOD	7,659	7,422	5,066	3,656

	U.S. dollars		U.S. dollars
LOSS PER ORDINARY SHARE* -
Basic	1.13	1.65	0.45	0.81
Diluted	1.14	1.69	0.45	0.85
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING* -
Basic	6,777,841	4,490,720	11,277,503	4,490,720
Diluted	6,825,532	4,822,740	11,277,503	5,444,980

*Retroactively adjusted due to ordinary shares split, see note 6.

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENTERA BIO LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS' EQUITY (CHANGES IN CAPITAL DEFICIENCY)
(UNAUDITED)

	Number of Ordinary Shares	Ordinary Shares-Amount	Accumulated other comprehensive income	Other reserve	Additional paid in capital	Accumulated deficit	Total
		U.S dollars in thousands
BALANCE AT JANUARY 1, 2017	4,490,720	*	41	2,844	2,485	(30,616)	(25,246)
CHANGES FOR NINE MONTHS ENDED SEPTEMBER 30, 2017:
Net loss for the period	-	-	-	-	-	(7,422)	(7,422)
Share-based compensation	-	-	-	4,032	-		4,032
BALANCE AT SEPTEMBER 30, 2017	4,490,720	*	41	6,876	2,485	(38,038)	(28,636)

BALANCE AT JANUARY 1, 2018	4,490,720	*	41	7,361	2,853	(41,813)	(31,558)
CHANGES FOR NINE MONTHS ENDED SEPTEMBER 30, 2018:
Net loss for the period	-					(7,659)	(7,659)
Share-based compensation	-			933			933
Issuance of shares and warrants, net	1,410,000	*		427	8,011		8,438
Conversion of Preferred shares into Ordinary shares	4,905,420	*			32,621		32,621
Conversion of convertible loan into Ordinary shares	622,180	*			4,138		4,138
Conversion of Warrants to purchase preferred shares and shares into Warrants to purchase ordinary shares and shares	-			5,548			5,548
Reclassification due to share-based compensation expired	-			(1,090)	1,090		-
Contribution from controlling shareholder				(51)	51		-
BALANCE AT SEPTEMBER 30, 2018	11,428,320	*	41	13,128	48,764	(49,472)	12,461

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENTERA BIO LTD.
CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Nine months ended September 30
	2018	2017
	(Unaudited)
	U.S dollars in thousands
CASH FLOWS USED IN OPERATING ACTIVITIES:
Net loss for the period	(7,659)	(7,422)
Adjustments required to reflect net cash
used in operating activities (see appendix A)	215	4,557
Net cash used in operating activities	(7,444)	(2,865)

CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:
Decrease in restricted deposits	-	1,053
Purchase of property and equipment	(68)	(47)
Net cash provided by (used in) investing activities	(68)	1,006

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
Issuance of ordinary shares and tradable warrants, net of issuance costs	9,624	-
Receipts on account of sale of Preferred B shares	-	1,575
Payment for maturity of Convertible loans	-	(980)
Net cash provided by financing activities	9,624	595

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,112	(1,264)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	11,746	4,163
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	13,858	2,899

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENTERA BIO LTD.
CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Nine months ended September 30
	2018	2017
	(Unaudited)
	U.S dollars in thousands
APPENDIX A:
Adjustments required to reflect net cash used in operating activities:
Depreciation	37	31
Loss (gain) from change in fair value of financial liabilities at fair value	(719)	403
Financial expenses	36	49
Issuance costs	270	-
Net changes in severance pay	(3)	5
Share-based compensation	933	4,032
	554	4,520
Changes in working capital:
Decrease (increase) in other current assets	273	(235)
Increase (decrease) in accounts payable and accruals:
Trade	(193)	101
Other	(383)	245
	(303)	111
Cash used for operating activities -
Interest paid	(36)	(74)
	215	4,557

APPENDIX B:
Supplementary information on financing activities not involving cash flows:
Conversion of preferred shares into ordinary shares	32,621
Conversion of convertible loan into ordinary shares	4,138

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENTERA BIO LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 - GENERAL INFORMATION:

General:

a.
Entera Bio Ltd. (the "Company") was incorporated on June 1, 2010.

The Company is a clinical-stage biopharmaceutical company, focused on the development and commercialization of orally delivered large molecule therapeutics in areas with significant unmet medical needs. Currently the Company is focused on the development of oral capsules for the treatment of hypoparathyroidism and osteoporosis.
On January 8, 2018, the Company incorporated Entera Bio Inc. a fully owned subsidiary based in Delaware USA.

Initial Public Offering (IPO)–
On June 29, 2018 the Company filed final prospectus with the Securities and Exchange Commission ("SEC"). On July 2, 2018 the Company Completed the IPO in the NASDAQ Capital Market (the “NASDAQ”), for further information see note 6.

b.
Since the Company is engaged in research and development activities, it has not yet derived income from its activity and has incurred through September 30, 2018, accumulated losses in the amount of $49,472 thousand.  The Company also has negative working capital and has cash outflows from operating activities. The Company's management is of the opinion that its available funds as of September 30, 2018 are sufficient to support the Company’s ongoing operations for at least 12 months. Therefore, The Company requires substantial additional funding in order to continue its research and development programs. These factors raise substantial doubt as to the Company's ability to continue as a going concern.

Management is in the process of evaluating various financing alternatives in the public or private equity markets, or through license of the company's technology to additional external parties through partnerships or research collaborations, as the Company will need to finance future research and development activities and general and administrative expenses through fund raising. However, there is no certainty about the Company's ability to obtain such funding.

The financial information has been prepared on a going concern basis, which assumes the Company will continue to realize its assets and discharge its liabilities in the normal course of business. If the Company does not raise the requisite funds, it will need to curtail or cease operation. These financial statements do not include any adjustments that may be necessary should the Company be unable to continue as a going concern.

NOTE 2 - BASIS OF PREPARATION

The Company’s condensed consolidated interim financial statements as of September 30, 2018 and for the three and nine months then ended (the “interim financial statements”) have been prepared in accordance with International Accounting Standard No. 34, “Interim Financial Reporting” (“IAS 34”). These interim financial statements, which are unaudited, do not include all disclosures necessary for a complete presentation of financial position, comprehensive loss, changes in shareholders equity and cash flows in conformity with generally accepted accounting principles. The condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2017 and for the year then ended and their accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.
The results of operations for the three and nine months ended September 30, 2018 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

ENTERA BIO LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and calculation methods applied in the preparation of the interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2017 and for the year then ended.

     Newly issued and recently adopted Accounting Pronouncements

a)
IFRS 9, "Financial Instruments"

The complete version of IFRS 9 replaces most of the guidance in IAS 39. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income and fair value through profit and loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset.  Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in other comprehensive income.  There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39.  For financial liabilities, there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss.  The standard is effective for accounting periods beginning on or after January 1, 2018.  The implementation of this standard did not have a material impact on the financial statements.

b)
IFRS 16, "Leases"

 In January 2016, the IASB issued IFRS 16, Leases, which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract and replaces the previous leases standard, IAS 17, Leases.  IFRS 16 eliminates the classification of leases for the lessee as either operating leases or finance leases as required by IAS 17 and instead introduces a single lessee accounting model whereby a lessee is required to recognize assets and liabilities for all leases with a term that is greater than 12 months, unless the underlying asset is of low value, and to recognize depreciation of leased assets separately from interest on lease liabilities in the income statement.  As IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, a lessor will continue to classify its leases as operating leases or finance leases and to account for those two types of leases differently. IFRS 16 is effective from January 1, 2019 with early adoption allowed only if IFRS 15, Revenue from Contracts with Customers, is also applied.  The Company is currently evaluating the impact of adoption on its financial statements.

NOTE 4 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS:

a.
Financial risk factors

The Company's activities expose it to a variety of financial risks.
The condensed interim financial statements do not include all financial risk information and disclosures required in the annual financial statements; they should be read in conjunction with the Company's annual financial statements as of December 31, 2017.
There have been no changes in the risk management policies since the year end.

ENTERA BIO LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

NOTE 4 – FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued):

b.	Fair value estimates The following table presents the Company's liabilities that are measured at fair value:

	Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Total
	U.S. dollars in thousands
As of September 30, 2018:
Trade and other payable	-	1,444	1,444
Warrants to purchase ordinary shares (Level 1) (1)	1,176	-	1,176
	1,176	1,444	2,620

As of December 31, 2017:
Trade and other payable	-	2,020	2,020
Convertible loan (Level 3) (2)	3,893	-	3,893
Preferred shares (Level 3) (2)	33,455	-	33,455
Warrants to purchase preferred shares andshares (Level 3) (2)	5,398	-	5,398
	42,746	2,020	44,766

(1)	Tradable warrants presented above are valuated based on the market price (a Level 1 valuation) as of September 30, 2018.

(2)
As of December 31, 2017, the Company prepared a valuation of the financial liabilities presented above (a Level 3 valuation). The debt component of the convertible loan was valued based on the discounting of future payments of the debt. The convertible components of convertible loan (conversion option to the Company's ordinary shares), preferred shares and warrants were valued based on a combination of the Probability-Weighted Expected Return Method and Back Solve option pricing method model. The following parameters were used:

	July 2,	December 31,
	2018	2017

Price per share*	$865	$908.78
Volatility	62%	55%
Probability of entering Phase 2b/3	NA	70%
Probability for IPO	100%	85%

* The price per share as of July 2, 2018 was based on quoted price before stock split.
As of December 31, 2017, the valuation of the Company's financial liabilities was based on the market approach by using the price per share, prior to IPO split, of $908.78 per preferred B share as a basis for the fair market value.

ENTERA BIO LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 5 – SHARE BASED COMPENSATION

A.
On January 10, 2018, the Company appointed Dr. Eric Lang as the Company’s Chief Medical Officer, effective January 15, 2018. In connection with Dr. Lang’s appointment as the Company’s new Chief Medical Officer, the Company’s Board of Directors granted Dr. Lang options to purchase 110,500 ordinary shares at an exercise price of $6.308 per share. The options vest over 4 years from the date of grant; 1/4 vest on the date of grant and the remaining vest in twelve equal quarterly installments following the first anniversary of the applicable grant date.  The fair value of the options at the date of grant was $420 thousand.  In September 2018, Dr. Eric Lang's employment was terminated and options which have yet to fully vest were forfeited.

B.
In January 2018, the Company granted options to purchase 32,500 ordinary shares to a certain consultant, with an exercise price of $2.107. The options vested immediately.  The fair value of the options at the date of grant was $138 thousand.

C.
The resignation of Mr. Beshar, the Chairman of the board took effect on June 27, 2018, prior to the effectiveness of the final prospectus of the Company. According to the Mr. Beshar's options terms, options which have yet to fully vest are forfeited and were recognized in the financial statements as a reverse of expense under the General and Administrative line item in the amount of $1,326 thousand.

D.
Prior to the closing of the IPO the Company's board of directors and shareholders of the Company approved a new Share Incentive Plan (the “New Plan”), subject to the closing of the IPO (see note 6) and has reserved  1,371,398 Ordinary Shares of the Company for allocation of stock options, restricted share units, restricted share awards and performance-based awards (the "Option"), to employees and non-employees for issuance under the New Plan. Each Option is exercisable to one ordinary share.

Any option granted under the New Plan that is not exercised within 10 years from the date upon which it becomes exercisable will expire.

NOTE 6 – SHAREHOLDERS' CAPITAL:

On July 02, 2018 the Company completed the IPO and offered 1,400,000 ordinary shares and 1,400,000 warrants (the “tradable warrants”) to purchase up to 700,000 ordinary shares for a gross consideration of $11.2 million before issuance costs ($9.6 million net of issuance costs in cash which include $0.9 million underwriters fees and an additional approximately $0.7 million of other issuance costs). The ordinary shares and the tradable warrants sold in units (each a “unit”), with each unit consisting of one ordinary share and one tradable warrant to purchase 0.5 of an ordinary share. The public offering price was $8.0 per unit.

The tradable warrants are exercisable immediately at an initial exercise price of $8.4 per ordinary share for a period of five years, unless earlier repurchased by the Company under "Fundamental Transactions” as described in the warrant or early expired as described below and in the warrant.
The exercise of the warrants is in cash, unless the warrant holder is utilizing the “cashless” exercise provision of the warrants, prior to the termination date under certain circumstances as described in the warrant. On the termination date, any warrants not previously exercised, repurchased by the Company or subject to early expiration will terminate and expire worthless.

ENTERA BIO LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 6 – SHAREHOLDERS' CAPITAL (continued):

The exercise price and number of shares issuable upon exercise of each warrant are subject to standard adjustments. The exercise price is subject to reduction if, within two years of the date of original issuance of the warrants, the Company sells or grants any warrant or option at an effective price per share less than $8.0 per share (as adjusted in proportion with any adjustments made from time to time), which reduction will be based on a weighted average, as described in the warrant.
The Company may accelerate the expiration date of the warrants upon written notice to the holders at any time if the last reported sale price (as defined in the warrants) exceeds $24.00 per share, which is 300% of the IPO price per unit (subject to  adjustments) for a 10 consecutive trading day period.

The ordinary shares and warrants were immediately separable and issued separately and started to trade following the effectiveness of the registration statement on June 28, 2018.
The closing of the IPO was on July 2, 2018 following which the Company was entitled to receive the proceeds from the IPO. The ordinary shares listed on the NASDAQ under the symbol “ENTX” and the tradable warrants under the symbol “ENTXW”. Certain actions were completed in connection with the closing of the IPO, including:

A.
A 1-for- 130 split of the Company's ordinary shares. Following the split, the Company retrospectively reflected the change in the share capital of the Company for all periods presented. Unless otherwise indicated, all of the share numbers, losses per share, share prices, options and warrants in these financial statements have been adjusted, on a retroactive basis, to reflect this 1 to 130 ordinary share split.

B.	The Company’s outstanding 2012 Convertible loans were automatically converted into 622,180 Ordinary Shares of the Company.

C.
The Company's series A preferred shares, series B preferred shares and series B-1 preferred shares were automatically converted into 1,328,860, 1,856,790 and 1,719,770, Ordinary Shares of the Company, respectively.

D.
The Company's warrants to series A preferred shares, Warrants to Series B preferred shares and Warrants to Series B-1 preferred shares were automatically converted into 343,200, 756,340 and 467,220 warrants, respectively, to purchase Ordinary Shares of the Company.

E.
Existing options to purchase Series A preferred shares and warrants to purchase Series A preferred shares, granted to certain holders of our Series A preferred shares that are exercisable upon the closing of this offering, were automatically converted into options to purchase 387,530 ordinary shares and into warrants to purchase 85,931 ordinary shares.

The Company granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of the Effective registration statement, permits the underwriters to purchase a maximum of 210,000 additional ordinary shares and/or 210,000 additional warrants to purchase up to 105,000 ordinary shares to cover over-allotments, if any.

On July 26, 2018, the Company's underwriters exercised their overallotment option to purchase 210,000 warrants to purchase 105,000 Ordinary Shares of the Company for a total consideration of $2,100. The fair value of the warrants on the issuance date was $172 thousand.  The Company recorded the fair value as issuance costs.

ENTERA BIO LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 6 – SHAREHOLDERS' CAPITAL (continued):

The Company also issued to the underwriters 10,000 ordinary shares following the closing of the IPO, as well as 70,000 underwriter warrants at an exercise price of $8.8 to purchase 70,000 ordinary shares. The underwriter warrants may be exercised on a cashless basis under certain circumstances as described in the warrant. The underwriter warrants will be exercisable 180 days following June 29, 2018 until the fifth anniversary of such effective date. The underwriter warrants are not redeemable by the company and have some registration rights as described in the warrant. The underwriter warrants will provide for adjustment of the exercise price of such warrants (and the ordinary shares underlying such warrants) for dilutive events such as a stock dividend or stock split and for recapitalizations, mergers and other fundamental transactions.
The shares and warrants issued to the underwrites recorded as an issuance cost based on fair value of $66.5 thousand and $255 thousand, respectively.
For accounting purposes, the tradable warrants issued to the public were classified as a financial liability since their exercise price and number of shares issuable upon exercise of each warrant are subject to certain adjustments as described in the warrant form.
The Company allocated the total consideration from the issuance of the units between the ordinary shares and warrants as following: the tradable warrants recorded at fair value and the residual allocated to the ordinary shares.
Issuance costs were allocated to the ordinary shares and the tradable warrants according to their fair values. Issuance costs which were allocated to the ordinary shares were deducted from shareholders' equity, and  issuance costs that were allocated to the tradable warrants were expensed immediately.
 The conversion of the financial liabilities (the 2012 Convertible loan, Series A Preferred Shares, Series B Preferred Shares, Series B-1 Preferred Shares, Warrants to Series A preferred shares, Warrants to Series B preferred shares and Warrants to Series B-1 preferred shares) to equity instruments,  was performed according to their fair value as of the IPO closing.

NOTE 7 - BASIC AND DILUTED LOSS PER SHARE

Basic
Basic loss per share is calculated by dividing the result attributable to equity holders of the Company by the weighted average number of Ordinary Shares in issue during the period.

Diluted
All outstanding options, 2012 Convertible Loan, preferred shares, warrants to issue preferred shares A, warrants to issue preferred shares B and warrants to issue ordinary shares have been excluded from the calculation of the diluted loss per share for the nine months ended September 30, 2018 since their effect was anti-dilutive. The total number of shares related to the outstanding options, 2012 Convertible Loan, preferred shares, warrants to issue preferred shares A, warrants to issue preferred shares B and warrants to issue ordinary shares excluded from the calculation of diluted loss per share was 10,608,063 for the nine months ended September 30, 2018.
All outstanding options, 2012 Convertible Loan, preferred shares, warrants to issue preferred shares A, warrants to issue preferred shares B, warrants to issue preferred shares B-1, and warrants to issue ordinary shares have been excluded from the calculation of the diluted income per share for the three months ended September 30, 2018 since their effect was anti-dilutive. The total number of shares related to the outstanding options, 2012 Convertible Loan, preferred shares, warrants to issue preferred shares A, warrants to issue preferred shares B, warrants to issue preferred shares B-1, and warrants to issue ordinary shares excluded from the calculation of diluted income per share was 11,093,195 for the three months ended September 30, 2018.
All outstanding options, 2012 Convertible Loan and preferred shares A have been excluded from the calculation of the diluted loss per share for the nine months ended September 30, 2017 since their effect was anti-dilutive. The total number of ordinary shares related to the outstanding options, 2012 Convertible Loan and preferred shares A excluded from the calculation of diluted loss per share was 3,184,350 for the nine months ended September 30, 2017.

ENTERA BIO LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 7 - BASIC AND DILUTED LOSS PER SHARE (continued):

All outstanding options and preferred shares A have been excluded from the calculation of the diluted loss per share for the three months ended September 30, 2017 since their effect was anti-dilutive. The total number of ordinary shares related to the outstanding options and preferred shares A excluded from the calculation of diluted loss per share was 2,614,300 for the three months ended September 30, 2017.

	Nine months ended		Three months ended
	September 30		September 30
	2018	2017	2018	2017
	U.S. dollars (except for share numbers)
Loss attributable to equity holders of the Company	7,659,000	7,422,000	5,066,000	3,656,000
Less:
Income from change in fair value of financial liabilities at fair value	135,000	728,000	-	994,000
Loss used for the computation of diluted loss per share	7,794,000	8,150,000	5,066,000	4,650,000
Weighted average number of Ordinary Shares used in the computation of basic loss per share	6,777,841	4,490,720	11,277,503	4,490,720

Add:
Weighted average number of additional shares issuable upon the assumed conversion of:
Convertible Loans		-	-	622,180
Warrants to issue preferred shares and shares	47,691	332,020	-	332,020
	47,691	332,020	-	954,200
Weighted average number of Shares used in the computation of diluted loss per share	6,825,532	4,822,740	11,277,503	5,444,920
Basic loss per Share	1.13	1.65	0.45	0.81
Diluted loss per Share	1.14	1.69	0.45	0.85

ENTERA BIO LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 8- SUBSEQUENT EVENTS

On December 10, 2018, the Company entered into a research collaboration and license agreement with Amgen Inc. (hereafter- Amgen) in inflammatory disease and other serious illnesses. Entera will use its proprietary drug delivery platform to develop oral formulations for one preclinical large molecule program that Amgen has selected. Amgen also has an option to select up to two additional programs to include in the collaboration.
Under the terms of the agreement, the Company will receive a modest initial technology access fee from Amgen and will be responsible for preclinical development at Amgen’s expense. The Company will be eligible to receive up to $270 million in aggregate payments, as well as tiered royalties up to mid-single digits, upon achievement of various clinical and commercial milestones if Amgen decides to move all of these programs forward. Amgen is responsible for clinical development, manufacturing and commercialization of any of the resulting programs.
Entera will retain all intellectual property rights to its drug delivery technology, which under this collaboration will be licensed to Amgen exclusively for Amgen’s nominated drug targets. Amgen will retain all rights to its large molecules and any subsequent improvements.